United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

VALE S.A.

A Publicly-Held Company

CNPJ (Corporate Taxpayer ID) 33.592.510/0001-54

Praia de Botafogo, no. 186

Rio de Janeiro, RJ – Postal Code: 22250-145

www.vale.com

MANAGEMENT’S PROPOSAL

EXTRAORDINARY SHAREHOLDERS GENERAL MEETING OF SEPTEMBER 22, 2023

Dear Sirs,

The Management of Vale S.A. ("Vale" or "Company") hereby provides information on the only matter to be deliberated at the Extraordinary Shareholders General Meeting (“Meeting”), to be held on September 22, 2023, at 10:00 am, exclusively digitally via the Zoom platform, for the separate election, by the shareholder holding of all the preferred shares of special class ("Golden Shares") issued by Vale, of 1 (one) member of the Fiscal Council, to complete the term of office until the Shareholders General Meeting to be held in 2024.

1.	Election of 01 (one) member of the Fiscal Council

Art. 161, §4, “a” of Law nº 6,404/76, and the Vale Bylaws, in Art. 5, §4, provide that the holder of the Golden Shares has the right to elect and dismiss one member of the Fiscal Council and the respective alternate, in a separate voting process.

Thus:

(i)	the shareholder holding the Golden Shares elected, in a separate vote, Mr. Gabriel Muricca Galípolo as an effective member of the Fiscal Council at the Ordinary and Extraordinary Shareholders General Meeting held, cumulatively, on 04/28/2023;
(ii)	on 07/25/2023, the Company received a letter of resignation from Mr. Galípolo as an effective member of the Fiscal Council;
(iii)	by means of Official Letter SEI No. 39405/2023/MF, dated 08/17/2023, the sole holder of the Golden Shares requested measures to call an Extraordinary Shareholders General Meeting for the election, in a separate vote, of a new effective member of the Fiscal Council; and
(iv)	the details of the nominee are provided in Annex I of this proposal.

As already mentioned, the only item on the Agenda is intended exclusively for voting by the holder of the Golden Shares. Although common shares do not give the right to vote on the only item on the Agenda, these shareholders may participate in the Meeting and must observe the instructions described in the Meeting’s Proxy Statement, available at www.vale.com/investors.

Any doubts or clarifications on the subject on the Agenda of the Meeting may be resolved or obtained, as the case may be, by contacting the Investor Relations area, by email to assembleias@vale.com.

Rio de Janeiro, August 31st, 2023.

The Management

Annex I - Information from items 7.3 to 7.6 of the Reference Form about the candidate for member of Vale's Fiscal Council

FISCAL COUNCIL
Name	Date of birth	Management Body	Election date	Term of office
CPF (Individual Taxpayer ID)	Profession	Elective position held	Investiture Date	Elected by the controller
Other positions and roles held at the issuer
Dario Carnevalli Durigan	09/05/1984	He belongs only to the Fiscal Council	09/22/2023	Until the execution of the 2024 Shareholders General Meeting
330.672.408-47	Lawyer	44 – Fiscal council (Effective) Elected by the holders of preferred shares	Until 10/22/ 2023	No
Professional experience: Executive Secretary of the Brazilian Ministry of Finance (since June/2023). Main experiences in the last 5 years: (i) Member of the Board of Directors of Banco do Brasil S.A. (since August/2023); (ii) Director of Public Policies at Whatsapp (2020 to 2023); (iii) Legal Adviser to the Federal Government in São Paulo - Attorney General's Office (2017 to 2019). Education: Degree in Law from the Universidade de São Paulo – USP, in 2007; Master's Degree from the Faculty of Law of the Universidade de Brasília (UnB), in 2018.

Declarations:

Declaration of non-conviction: The candidate has declared, for all legal intents and purposes, that in the last 5 years he has not been the subject of: (i) any criminal conviction, (ii) any conviction in an administrative proceeding by the Brazilian Securities and Exchange Commission (“CVM”), the Central Bank of Brazil (“BCB”) or the Superintendency of Private Insurance (“SUSEP”), or (iii) any final and unappealable conviction, in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity.

Marital relationship, stable union or kinship up to the second degree. The candidate has declared, for all legal purposes, that there is no marital relationship, stable union or kinship up to the second degree between himself and (i) the other administrators of Vale; (ii) administrators of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) administrators of Vale's direct and indirect controlling companies.

Relationships of Subordination, Service Provision or Control Relationships. The candidate has declared, for all legal intents and purposes, that there has been no relationship of subordination, service provision or control, maintained in the last three fiscal years, between himself and (i) any company controlled, directly or indirectly, by Vale, with the exception of those in which Vale holds, directly or indirectly, the entire share capital; (ii) the direct or indirect controllers of Vale; or (iii) suppliers, customers, debtors or relevant creditors of Vale, its subsidiaries or its controlling or controlled companies of any of these persons.

Politically Exposed Person Declaration. The candidate has declared, for all legal intents and purposes, that he is a politically exposed person, due to his position as Executive Secretary of the Ministry of Finance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: August 31, 2023		Head of Investor Relations